UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70045

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934
REPORT FOR THE PERIOD BEGINNING___01/01/2022___ AND ENDING___12/31/2022___
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IOI Capital and Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 1515

(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rashad Kurbanov	**832-426-4242**	**rashad_kurbanov@iownit.us**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC

(Name – if individual, state last, first, middle name)

5400 W Cedar Ave	Lakewood	**CO**	**80226**
(Address)	(City)	(State)	(Zip Code)
05/11/2010			**5041**
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rashad Kurbanov, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IOI Capital and Markets LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Signature: R.K.

Title:
Chief Executive Officer

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IOI CAPITAL AND MARKETS LLC

Financial Statement

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

IOI CAPITAL AND MARKETS LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of IOI Capital and Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IOI Capital and Markets, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting   and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.

Lakewood, CO

February 24, 2023

IOI Capital and Markets, LLC
Statement of Financial Condition
December 31, 2022

Assets

Assets:

Cash and cash equivalents	$	116,383
Accounts Receivable		74,433
Prepaid expenses		22,171
Operating lease right of use asset		73,715
Total Assets	$	286,702

Liabilities and Member's capital

Liabilities:

Accounts payable	$	4,025
Operating lease liability		80,009
Accrued expenses		84,795
Due to affiliate		1,846
Due to parent		30,171
Total Liabilities		200,846
Member's capital		85,856
Total Liabilities and Member's capital	$	286,702

See accompanying notes to financial statement

IOI Capital and Markets LLC

Notes to Financial Statement

Period ended December 31, 2022

(1)   Organization and General

IOI Capital and Markets (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of August 7, 2019. The Company will operate a permissioned blockchain technology based Alternative Trading System ("ATS") platform for capital raising and securities issuance, acting as a placement agent on a best efforts basis. The Company is also approved for facilitating secondary trading of securities through the platform. During 2021 the Company was approved by FINRA to engage in Mergers & Acquisitions Advisory services.

The Company is a wholly owned subsidiary of Iownit Capital and Markets, Inc. (the "Parent"). The Company's office is located in Houston, Texas).

(2)   Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(a)   Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b)   Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606").

Under ASC Topic 606 revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The majority of the Company's performance obligations are satisfied at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

Revenue from performance obligations satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services.

Recognition and Disaggregation of Revenue

The Company's revenues comprise of Advisory, Referral, and Placement fees.

Advisory Fees

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. In certain cases, advisory fee arrangements which involve a non-refundable retainers may be recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract.

Referral Fees

For Referral agreements where the Company is entitled to a certain percentage of invested Net Asset Value, so long as the assets from the referral remain invested, revenue is recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer under the terms of each relevant contract.

In certain Referral agreements where the Company acts as a finder, the Company recognizes revenue at the point in time that the Company determines the customer obtains control over the promised service, which is the point in time the prospective investor completes the transaction.

Platform Placement Fees

For placements originating on the Company's proprietary platform the Company recognizes revenue at the point in time when the relevant transaction is completed.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at the amounts billed to customers, net of the allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. For the year ended December 31, 2022 the Company had $74,433 in receivables and management determined no credit loss allowance was required.

(c)   ***Income Taxes***

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

For the period ended December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

(d)   ***Cash and Cash Equivalents***

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments. There were no cash equivalents reported on the Statement of Financial Condition for the period ended December 31, 2022.

(e)   ***Concentration of Risk***

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2022, the Company's cash balance was $116,383 which is below the $250,000 threshold. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

(f)   ***Fixed Assets***

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred. Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method.

Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

IOI Capital and Markets LLC

Notes to Financial Statement

Period ended December 31, 2022

(3)   Commitments

Lease Commitments

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

At the beginning of 2021, the Company had one obligation classified as an operating lease for office space with initial non-cancelable terms in excess of one year. The Company exercised the lease renewal option effective March 1, 2021, extending the lease term through October 31, 2026. As part of the lease renewal the company received a rent concession for 4 months of lease payments. At the renewal inception an updated Internal Borrowing Rate of 3.532% was used and the ROU and lease liability were remeasured at $105,874. The amounts reported under Operating ROU asset and Operating lease liability in the Statement of Financial condition were $73,715 and $80,009 respectively.

The undiscounted maturity of the noncancelable lease payments under the current lease agreement as of December 31, 2021 were as follows:

2023 $21,601
2024 $22,139
2025 $22,688
2026 $19,331

The imputed interest included in computation of the lease liability as of December 31, 2022 was $5,743.

Related-Party Transactions

Expense sharing

As discussed in Note 1, the Company is a wholly owned subsidiary of Iownit Capital and Markets, Inc., the sole member. Allocation of expenses between Parent and the Company is based upon an expense sharing agreement (the "Agreement") between the Company, and the Parent. The Agreement calls for the allocation of certain expenses related to shared employees and other shared resources.

Parent forgave $118,220 of the amount due to Parent as a non-cash capital contribution. As of December 31, 2022 the payable to parent totaled $30,171.

(4)   Net Capital

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). The Company has represented that it does not and will not hold customer funds or securities, and is not subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

As of December 31, 2022, the Company had net capital of $59,963, which was $51,488 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 212%.

(5)   Subsequent Events

The Company has performed an evaluation of subsequent events through the date this financial statement was issued. On January 31, 2023 Parent made a non-cash capital contribution of 38,230.73 to the Company by forgiving due to Parent balance owed to the Parent as of January 31, 2023.